Ceridian HCM Holding Inc.

3311 East Old Shakopee Road

Minneapolis, Minnesota 55425

April 23, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jan Woo

Re:	Ceridian HCM Holding Inc.

Registration Statement on Form S-1 (File No. 333-223905)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-223905 (as amended, the “Registration Statement”), of Ceridian HCM Holding Inc. (the “Company”), relating to relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, April 25, 2018, or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971 or Ashley Butler at (212) 310-8855, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Ceridian HCM Holding Inc.

By:	/s/ Scott Kitching
	Name:	Scott Kitching
	Title:	Executive Vice President, General Counsel and Assistant Secretary